Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

April 8, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attn:	Barbara C. Jacobs, Assistant Director

Phil Rothenberg, Staff Attorney

Kathy Collins, Branch Chief

Melissa Feider, Staff Accountant

Re:	Responsys, Inc.

Registration Statement on Form S-1

Filed on December 23, 2010

File No. 333-171377

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, hereby join in the request of Responsys, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:30 P.M. Eastern Time on April 8, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 4, 2011:

(i)	Dates of Distribution: April 5, 2011 through the date hereof
(ii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 5
(iii)	Number of prospectuses furnished to investors: approximately 2,300

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 120

We, the undersigned, as representatives of the several Underwriters, have and will, and we have been informed by the participating underwriters that they have and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

The Underwriters have heretofore made all required filings with the Financial Industry Regulatory Authority (“FINRA”) with respect to the offering (the “Offering”) of Common Stock contemplated by the Registration Statement, and are not aware of any objection that FINRA may have to the amount of compensation to be allowed or paid to the Underwriters or any other arrangements among the Company, the Underwriters and other broker dealers participating in the Offering. However in view of the fact that the Company and the Underwriters had not anticipated requesting acceleration of the effective date of the Registration Statement until April 20, 2011, and are only doing so today in view of the uncertainty created by the potential shut-down of the Federal Government at midnight tonight, the Underwriters have not at this juncture received a statement (a “no-objections letter”) from FINRA expressing no objections to such compensation and other arrangements. Rule 461(b)(6) under the Act provides that in determining the date on which a registration statement shall become effective, the Securities and Exchange Commission (the “Commission”) will consider, among other things, whether such a no-objections letter has been issued in determining whether the statutory standards of Section 8(a) of the Act have been met, and Rule 461(b) indicates that if such a no-objections letter has not been issued, the Commission “may” refuse to accelerate the effective date of the registration statement. We note that the Commission (or the Staff acting pursuant to delegated authority) is not precluded by Rule 461 from declaring a registration statement effective in the absence of a FINRA no-objections letter, and we believe that the exigent circumstances created by the potential shut-down of the Federal Government provide ample justification for not requiring such a no-objections letter prior to declaring the Company’s Registration Statement effective.

To ensure that an effectiveness declaration will not in any way contravene the public interest or the protection of investors, we hereby confirm, as representatives of the several Underwriters, that the Underwriters are fully aware of their obligations under FINRA Rule 5110 (Corporate Financing Rule—Underwriting Terms and Arrangements), and in particular are aware that no FINRA member or person associated with a FINRA member may participate in any manner in any public offering of securities subject to FINRA Rule 5110 unless documents and information as specified therein relating to the offering have been filed with and reviewed by FINRA. The Underwriters hereby confirm that they will comply fully with FINRA Rule 5110, and in particular that they do not intend to, and will not, enter into an underwriting agreement with the Company for the Offering or confirm sales of Common Stock to investors in the Offering unless and until FINRA has issued a no-objections letter with respect to the Offering.

[Signature page follows]

Very truly yours, MORGAN STANLEY & CO. INCORPORATED CREDIT SUISSE SECURITIES (USA) LLC Acting severally on behalf of themselves and the several underwriters

By:	MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Langley Eide
Name: Langley Eide
Title: Vice President

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Steve West
Name: Steve West
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]

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